ANNOUNCEMENT TO THE MARKET: PERPETUAL SUBORDINATED FINANCIAL BILLS

Announcement to the Market

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") announces to the market that it has issued Perpetual Subordinated Financial Bills ("Financial Bills") in the total amount of R$ 5 billion, in negotiations with professional investors.

The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. In accordance with BCB Resolution No. 122 and CMN Resolution No. 5.007 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of the Company's Reference Equity with an impact of 35 basis points[1] on its Tier 1 market capitalization rate.

São Paulo (SP), June 03, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] Calculated on the capital base of March 31, 2025.